

October 11, 2018

George H. Haas, IV
Chief Financial Officer
Orchid Island Capital, Inc.
3305 Flamingo Drive
Vero Beach, Florida 32963

> **Re: Orchid Island Capital, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2017**
> **Filed February 15, 2018**
> **File No. 001-35236**

Dear Mr. Haas:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Note 1. Organization and Significant Accounting Policies
Derivative Financial Instruments, page 83

1. Please enhance your disclosure in future filings to provide a more robust discussion of TBA securities and "dollar roll income." Your enhanced disclosure should include the following:
    - a discussion of why you believe dollar roll income represents the economic equivalent of net interest income generated from investments in agency RMBS.
    - an explanation of how you calculate the portion of the gain/loss from derivative instruments that is reflected as TBA dollar roll income.

Note 12. Fair Value , page 97

2.   We note your disclosure that the Company's investments in RMBS, interest rate swaptions and TBA securities are valued using Level 2 valuations, and such valuations are determined by the Company based on independent pricing sources and/or third party broker quotes, when available. In future filings, please revise your disclosure to describe the valuation techniques used by independent pricing sources and/or third-party pricing services to determine the fair value of these securities categorized within Level 2 of the fair value hierarchy. Reference is made to ASC 820-10-50-2(bbb).

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Wilson K. Lee, Senior Staff Accountant, at (202) 551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities